SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                      American Medical Security Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02744P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                         315 Enterprise Drive Plainsboro
                                New Jersey 08536
                                 (609) 936-2580
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02744P101               SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            877,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        877,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      877,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02744P101               SCHEDULE 13D                Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            877,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        877,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      877,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1: Security and Issuer.

      This Statement relates to the Common Stock, no par value (the "Common Stock"), of American Medical Security Group, Inc., a Wisconsin corporation (the "Company"), 3100 AMS Blvd., Green Bay, WI 54313.

Item 2: Identity and Background.

      (a) This Statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), and Mr. Bruce S. Kovner. The persons listed on Schedule 2 annexed hereto are the directors and executive officers (the "Listed Persons") of Caxton International.

      (b) The address of the principal place of business of Caxton International is c/o its manager, Leeds Management Services Limited, 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021. Schedule 2 sets forth the respective business addresses of the Listed Persons.

      (c) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments. The principal occupation of Mr. Kovner is Chairman of Caxton Corporation, the address of which is 667 Madison Avenue, New York, NY 10021. Caxton Corporation is the Manager and majority owner of Caxton Associates, L.L.C. Caxton Associates, L.L.C. is the trading advisor to Caxton International. Schedule 2 sets forth the respective principal occupations of the Listed Persons.

      (d) None of the persons filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the persons filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Kovner is a United States citizen. Schedule 2 sets forth the citizenship of each of the Listed Persons.

Item 3: Source and Amount of Funds or Other Consideration.

      An aggregate of $4,782,166.69 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired the Common Stock owned by it. All of the foregoing amounts were paid out of Caxton International's working capital.

Item 4: Purpose of Transaction.

      The persons filing this Report have supported recent actions taken by the Company to restore its profitability, but (a) continue to believe that the Common Stock is significantly under-valued, (b) are concerned that steps taken by the Company to date have been insufficient, as it is believed they may take too long to positively impact share value, and (c) believe that management must take further immediate steps to enhance shareholder value in order to prevent a deterioration of the underlying value of the Company through its current strategy of supporting under-performing business operations.

      The persons filing this Report have discussed their concerns with management, other shareholders and potential financial and strategic investors in the Company. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Such actions could include proposing that management pursue an extraordinary corporate transaction, such as a merger, reorganization or liquidation, encouraging, participating or leading a proxy contest to change the Company's Chairman and/or Board of Directors and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5: Interest in Securities of the Issuer.

      (a) Caxton International beneficially owns 877,400 shares of Common Stock, representing approximately 5.4% of the total shares of Common Stock issued and outstanding.

      Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, and, as such, has voting and dispositive power with respect to investments made by Caxton International. As a result of the foregoing, Mr. Kovner may be deemed to beneficially own the Shares owned by Caxton International.

      (b) Mr. Kovner (through his relationship with Caxton International) and Caxton International share the power to vote (or direct the vote) and the power to dispose (or direct the disposition of) all of the Common Stock owned by Caxton International.

      (c) Caxton International acquired the Common Stock owned by it in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between August 4, 1999 and December 9, 1999. See Schedule 1 for disclosure of
(1) the date, (2) the price and (3) the amount of shares purchased or sold by Caxton International during the past 60 days.

      (d) No person other than the persons filing this Report is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

      (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or the Listed Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7: Material to be Filed as Exhibits.

      There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 16, 1999                CAXTON INTERNATIONAL LIMITED


                                 By:  /s/ Nitin Aggarwal
                                      ------------------------------------
                                      Name:  Nitin Aggarwal
                                      Title: President


                                 By:  /s/ Maxwell Quin
                                      ------------------------------------
                                      Name:  Maxwell Quin
                                      Title: Secretary


                                 /s/ Bruce S. Kovner
                                 -----------------------------------------
                                 Bruce S. Kovner, by Scott B. Bernstein as
                                 Attorney-in-Fact

                                                                      Schedule 1

               Caxton International Limited
                        No of Shares                 Price per Share
  Trade Date             Purchased                   (Excluding Commission)

   10/5/99                  20000                               5.5
   10/8/99                  3000                                5.5
   10/11/99                 23000                              6.25
   10/12/99                 1300                               5.875
   10/13/99                 5600                                5.5
   10/22/99                25000                               5.125
   10/15/99                19000                                5.5
   10/27/99                 8000                              4.1875
   10/27/99                300000                                4
   10/28/99                150000                                4
   11/11/99                 26300                             5.5625
   11/12/99                12700                              5.7426
   11/23/99                 2100                                5.5
   11/24/99                10200                              5.8309
   11/26/99                 1500                               5.875
   11/29/99                21000                              5.9726
   11/30/99                 4300                              5.7093
   12/2/99                  1000                               5.575
   12/2/99                  1000                               5.625
   12/7/99                  5700                              5.4046
   12/8/99                  1000                               5.625
   12/9/99                 60300                               5.75
   12/9/99                  9000                               5.75

                                                                      Schedule 2

                          CAXTON INTERNATIONAL LIMITED

Board of Directors                                   Executive Officers

Sir Edwin Leather                                    Sir Edwin Leather, Chairman
c/o Leeds Management Services Limited                c/o Leeds Management Services Limited
129 Front Street                                     129 Front Street
Hamilton HM12 Bermuda                                Hamilton HM12 Bermuda
Principal Occupation:  Companies Director            Principal Occupation:  Companies Director
Citizenship:  Canadian                               Citizenship:  Canadian

Peter P. D'Angelo                                    Nitin Aggarwal, President & Treasurer
c/o Caxton Corporation                               c/o Leeds Management Services Limited
667 Madison Avenue                                   129 Front Street
New York, NY  10021                                  Hamilton HM12 Bermuda
Principal Occupation:  President, Caxton             Principal Occupation:  President, Leeds
Corporation                                          Management Services Limited
Citizenship:  USA                                    Citizenship:  British

Maxwell Quin                                         Maxwell Quin, Secretary
c/o Leeds Management Services Limited                c/o Leeds Management Services Limited
129 Front Street                                     129 Front Street
Hamilton HM12 Bermuda                                Hamilton HM12 Bermuda
Principal Occupation:  Attorney-At-Law               Principal Occupation: Attorney-At-Law
Citizenship:  British                                Citizenship:  British

William Anderson
c/o Leeds Management Services Limited
129 Front Street
Hamilton HM12 Bermuda
Principal Occupation:  Managing Director,
Trident Corporation
Citizenship:  Canadian

Jozef Hendriks
c/o Leeds Management Services Limited
129 Front Street
Hamilton HM12 Bermuda
Principal Occupation:  Managing Director,
Global Asset Management, Ltd., Bermuda
Citizenship:  Dutch

Bruce Kovner
c/o Caxton Corporation
667 Madison Avenue
New York, NY  10021
Principal Occupation:  Chairman, Caxton
Corporation
Citizenship:  USA

                                  Exhibit Index

Exhibit A - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).

                                                                       Exhibit A

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 16, 1999        CAXTON INTERNATIONAL LIMITED


                                 By: /s/ Nitin Aggarwal
                                     -------------------------------------
                                     Name:  Nitin Aggarwal
                                     Title: President


                                 By: /s/ Maxwell Quin
                                     -------------------------------------
                                     Name:  Maxwell Quin
                                     Title: Secretary


                                 /s/ Bruce S. Kovner
                                 -----------------------------------------
                                 Bruce S. Kovner, by Scott B. Bernstein as
                                 Attorney-in-Fact